Exhibit 99.4
NOTICE TO CANADIAN AND U.S. BENEFICIAL SHAREHOLDERS
January 5, 2011
Dear Shareholder:
On December 16, 2010, Ivanhoe Mines Ltd. (the “Company”) issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s common shares (“Common Shares”) as of 5:00 p.m. (Toronto time) on December 31, 2010 have been issued one right (“Right”) for each Common Share held.
The enclosed Prospectus is being forwarded to you as the beneficial owner of Common Shares. Such Common Shares and the Rights are likely registered in the name of your securities broker or dealer, bank or trust company or other custodian, as applicable, that participates directly or indirectly in the book-entry system administered by CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”). Without your specific instructions, your securities broker or dealer, bank or trust company or other custodian will not be able to exercise the Rights you beneficially own. Therefore if you choose to exercise the Rights you beneficially own, please ensure that instructions respecting the exercise of the Rights are communicated to your securities broker or dealer, bank or trust company or other custodian, as applicable.
A global rights certificate representing the total number of Rights to which all beneficial shareholders that hold their Common Shares through a securities broker or dealer, bank or trust company or other custodian, as applicable, are entitled pursuant to the terms of the Rights Offering has been issued in registered form to, and in the name of, CDS or DTC (or one of their respective nominees), as the case may be. Every 100 Rights will entitle you to acquire 15 Common Shares at an exercise price of, at the subscriber’s choice (subject to any restrictions that CDS, DTC or your securities broker or dealer, bank or trust company or other custodian may impose), US$13.88 or Cdn$13.93 per Common Share. The Rights will expire at 5:00 p.m. (Toronto time) on January 26, 2011. By exercising your Rights through your securities broker or dealer, bank or trust company or other custodian you will be deemed to have represented and warranted that you are a resident of Canada or the United States.
The Prospectus describes the Rights Offering and the procedure to follow if you choose to exercise your Rights. Please read the Prospectus and other enclosed materials carefully. Your prompt action is requested. If you choose to exercise the Rights, please ensure that instructions respecting the exercise are communicated to your securities broker or dealer, bank or trust company or other custodian, as applicable, sufficiently in advance of the expiry of the Rights Offering at 5:00 p.m. (Toronto time) on January 26, 2011.

If the Rights Offering does not proceed, the aggregate subscription price paid for the Rights exercised will be returned promptly to the subscribers without interest or deduction.
Common Shares acquired pursuant to the Rights Offering will be credited to the book-entry account administered by CDS or DTC registered in the name of your securities broker or dealer, bank or trust company or other custodian, as applicable, as soon as is practicable following February 2, 2011, unless the Rights Offering is terminated.
Any questions or requests for assistance may be directed to CIBC Mellon at the contact information set out below:
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825 (in North America) or 1-416-643-5500 (outside North America)
E-Mail: inquiries@cibcmellon.com
Sincerely,
“Robert Friedland”
Robert Friedland
Executive Chairman & Chief Executive Officer